Exhibit 12.1

HEXION INC.
Statement Regarding Computation of Ratios
(Amounts in millions of dollars)

	Year ended December 31,
	2015	2014	2013	2012	2011
	(dollars in millions, except per share data)

Pre-tax (loss) income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities	(22)	(222)	(210)	(183)	87
Fixed Charges:
Interest expensed and capitalized	330	308	304	263	263
Interest element of lease costs	12	12	12	12	12
Total fixed charges	342	320	316	275	275
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities, plus fixed charges	320	98	106	92	362
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	1.32

(1)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.

(2)	Our earnings were insufficient to cover fixed charges by $22, $222, $210 and $183 for the years ended December 31, 2015, 2014, 2013 and 2012, respectively.